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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 3)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                     AMERICAN BANKERS INSURANCE GROUP, INC.

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                           (NAME OF SUBJECT COMPANY)

                            SEASON ACQUISITION CORP.
                              CENDANT CORPORATION

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                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

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                         (Title of Class of Securities)

                                  024456 10 5

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                     (CUSIP Number of Class of Securities)

                             JAMES E. BUCKMAN, ESQ.
              SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              CENDANT CORPORATION
                                  6 SYLVAN WAY
                          PARSIPPANY, NEW JERSEY 07054
                           TELEPHONE: (973) 428-9700
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                WITH A COPY TO:
                                DAVID FOX, ESQ.
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

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   This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (e) of the Schedule 14d-1 is hereby amended and supplemented by the following information:

   On February 2, 1998, Parent and Purchaser filed an amended complaint alleging further violations of the Federal securities laws based on disclosures made in the Registration Statement on Form S-4 and Proxy Statement/Prospectus filed with the SEC by AIG and the Company on January 30, 1998 (the "Proxy Statement/Prospectus"). The amended complaint adds claims that AIG and the Company have violated Sections 14(a) and 14(e) of the Exchange Act by making a number of materially false and misleading statements in the Proxy Statement/Prospectus, including statements, among others, that
(i) AIG has exercised the AIG Lockup Option Agreement when, in fact, it cannot be exercised until such time as AIG obtains the requisite regulatory approvals, which are not imminent; (ii) the Company and AIG expect the Proposed AIG Merger to close in March 1998 when, in fact, they know that the likelihood of receiving all required regulatory approvals prior to the second quarter of 1998 is remote at best; (iii) AIG expects to achieve expense savings following consummation of the Proposed AIG Merger without specifying how they will be achieved, when, in fact, to accomplish such savings, it is likely that jobs will be eliminated and employees of American Bankers will be terminated, including those based in Florida, although AIG has previously stated that the employee base should not be much affected; and (iv) Salomon Smith Barney, the Company's financial advisor, rendered its opinion as to the fairness of the consideration to be paid to holders of Common Shares in the Proposed AIG Merger without disclosing the extent to which Salomon Smith
Barney relied on the revised projections prepared by the Company's management that contained lower estimates of revenue and income, and whether the fairness opinion could have been given had the unrevised, higher projections been used. The amended complaint seeks injunctive relief compelling corrective disclosures to cure the materially false and misleading statements made in the Proxy Statement/Prospectus in connection with the solicitation of proxies for the shareholder vote on the AIG Merger Agreement.

   On February 2, 1998, in connection with Parent's and Purchaser's application for approval of the acquisition of a controlling interest in American Bankers Insurance Company of Florida, American Bankers Life Assurance Company of Florida and Voyager Service Warranties, Inc. (the "Florida Domestic Insurers"), each a subsidiary of the Company (the "Parent Form A Proceedings"), Parent and Purchaser filed with the Florida Department of Insurance (the "Department") a motion to consolidate the Parent Form A Proceedings with the application of AIG and AIGF for approval of their proposed acquisition of a controlling interest in the Florida Domestic Insurers (the "AIG Form A Proceedings"). In this motion, Parent and Purchaser asserted that the Department would commit a material error in procedure if it did not consolidate the Parent Form A Proceedings and the AIG Form A Proceedings and render its decision on the applications simultaneously. Also on February 2, 1998, Parent and Purchaser (1) petitioned to intervene in the AIG Form A Proceedings and to have those proceedings consolidated with the Parent Form A Proceedings and (2) petitioned for a hearing on the AIG Form A Proceedings as provided for by Florida law. Parent and Purchaser asserted that they should be admitted as parties to the AIG Form A Proceedings as provided by Florida law because their substantial interests as a shareholder (in the case of Parent) and competing acquiror of the Company will be affected by the AIG Form A Proceedings. Parent and Purchaser further asserted that the AIG Form A Proceedings raise disputed issues of material fact as to whether AIG's proposed acquisition of a controlling interest in the Florida Domestic Insurers should be approved by the Department, and that Parent and Purchaser have a right to be heard on these issues through participation in the AIG Form A Proceedings.

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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (a)(11) Text of Press Release issued by Parent on February 2, 1998.

   (g)(3) Amended Complaint filed on February 2, 1998 against American Bankers Insurance Group, Inc. et al. by Parent and Purchaser in the United States District Court for the Southern District of Florida, Miami Division.

   (g)(4) Motion to Consolidate filed on February 2, 1998 by Parent and Purchaser with the State of Florida Department of Insurance.

   (g)(5) Petition for a Hearing filed on February 2, 1998 by Parent and Purchaser with the State of Florida Department of Insurance.

   (g)(6) Petition to Intervene and Consolidate filed on February 2, 1998 by Parent and Purchaser with the State of Florida Department of Insurance.

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                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 1998

                                          CENDANT CORPORATION

                                          By: /s/ James E. Buckman
                                              -------------------------------
                                              Name:  James E. Buckman
                                              Title: Senior Executive Vice
                                                     President and General
                                                     Counsel

                                          SEASON ACQUISITION CORP.

                                          By: /s/ James E. Buckman
                                              -------------------------------
                                              Name:  James E. Buckman
                                              Title: Executive Vice President

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                                 EXHIBIT INDEX

EXHIBIT NO.
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  (a)(11)     Text of Press Release issued by Parent on February 2, 1998.

  (g)(3) Amended Complaint filed on February 2, 1998 against American Bankers Insurance Group, Inc. et al. by Parent and Purchaser in the United States District Court for the Southern District of Florida, Miami Division.

  (g)(4) Motion to Consolidate filed on February 2, 1998 by Parent and Purchaser with the State of Florida Department of Insurance.

  (g)(5) Petition for a Hearing filed on February 2, 1998 by Parent and Purchaser with the State of Florida Department of Insurance.

  (g)(6) Petition to Intervene and Consolidate filed on February 2, 1998 by Parent and Purchaser with the State of Florida Department of Insurance.

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